Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

William H. Dengler, Jr.

Senior Vice President and General Counsel

Tel: 215-309-7957

williamdengler@hillintl.com

July 1, 2016

VIA EDGAR AND E-MAIL

Mr. Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20548

Re:                             Hill International, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2016

File No. 001-33961

Dear Mr. Panos:

This letter constitutes the response of Hill International, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to the Company dated June 30, 2016. Additionally, in response to the Staff’s comments, the Company has filed an amended preliminary proxy statement ( the “Amended Preliminary Proxy Statement”). In this letter each of the Staff’s comments is indicated in italics, followed by the Company’s responses to the comment.

GENERAL

1.             Please clearly mark as preliminary your preliminary proxy statement, as distinguished from the cover letter to stockholders and Notice of the annual meeting, as well as the form of proxy card. See Rule 14a-6(e)(1).

In response to this comment, the Company has marked the proxy statement and the proxy card as “Preliminary Copies.”

2. In the first sentence of the penultimate paragraph of your cover letter to stockholders, please strike “similar.”

In response to this comment, the Company revised its disclosure in the Amended Preliminary Proxy Statement by striking the word “similar.”

3. Please provide disclosure in the proxy statement and form of proxy regarding the approximate date the proxy statement will be released to stockholders. See Rule 14a-6(d).

In response to this comment and assuming the Staff has no further comments, the Company has added disclosure to the proxy statement and proxy card regarding the approximate date that the proxy statement will be released to stockholders.

TIMELINE, PAGE 2

4. Please revise the first paragraph of this section to indicate that the conclusions were the company’s view at the time, rather than absolute statements of fact.

In response to this comment, the Company inserted the words “the Company believed” after the word “Additionally,” in the third sentence of this paragraph and the words “, in the Company’s view at the time,” after the word “As” in the fourth sentence of this paragraph.

5. We note your characterization in the fifth paragraph on page three of “unclear language” in your Bylaws. The Court of Chancery and Delaware Supreme Court, however, both found the language clear and unambiguous. Please revise, or advise.

In response to this comment, the Company struck the words “unclear language in” in the second sentence of the fifth paragraph on page 3.

6. The last sentence on page three and the first sentence on page four characterize the January 21, 2016 amendments as being undertaken to “clarify” the Bylaws. At issue in the 2015 litigation was whether public disclosure of an approximate date of the annual meeting constituted public disclosure of “the date” of the annual meeting. The language-at-issue, however, remains in your amended and restated Bylaws. Please recharacterize the January 21, 2015 amendment to your Bylaws, or advise.

In response to this comment, the Company struck the word “clarifying” and inserted the word “revising” in this sentence.

PROPOSAL 1 — ELECTION OF DIRECTORS, PAGE 9

7. We note the disclosure that the nominees have indicated to the Company that they will serve if elected. Please advise us, with a view toward revised disclosure, whether or not the nominees have agreed to be named in the proxy statement. Refer to Rule 14a-4(d)(1) and Rule 14a-4(d)(4).

Each of the Board’s nominees have agreed to be named in the proxy statement.  In response to this comment, the Company inserted the words “and have consented to be named in this proxy statement,” after the words “have indicated to the Company that they will serve if elected” in the third sentence of the second paragraph on page 9.

8. In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written response on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that each of the participants has provided the Company with a completed questionnaire confirming that there are no such convictions.

* * *

By way of this letter, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response and the Company’s filing of the Amended Preliminary Proxy Statement address the Staff’s concerns satisfactorily. If you have any questions, please call me at (215) 309-7957 or Darrick Mix of Duane Morris LLP, the Company’s outside counsel, at (215) 979-1206.

Sincerely,

/s/ William H. Dengler, Jr.

cc: Darrick M. Mix, Esq.